Exhibit (a)(1)(E)

Form of Reminder Email

The Otonomy, Inc. (“Otonomy”) offer to exchange certain outstanding stock options for new stock options (referred to as the “Offer”) currently is still open. Please note that the Offer will expire at 9:00 p.m., Pacific Time, on January 19, 2018, unless we extend the Offer. The Offer deadline will be strictly enforced, so we encourage you to give yourself adequate time to make your election if you wish to participate.

According to our records, you have not yet submitted an election for your eligible options. Participation in the Offer is completely voluntary; however, if you would like to participate in the Offer, we must receive your election electronically via Otonomy’s Offer website at https://otonomy.equitybenefits.com or by fax at (408) 979-8707 no later than 9:00 p.m., Pacific Time, on January 19, 2018 (unless we extend the Offer). Your Login ID and initial Password for the Offer website were provided to you in the launch email from OtonomyExchange@equitybenefits.com on behalf of David A. Weber, Ph.D., President and Chief Executive Officer, dated December 20, 2017, announcing the Offer.

Only elections that are properly completed and submitted and actually received by Otonomy on or before the expiration date via the Offer website at https://otonomy.equitybenefits.com or by fax at (408) 979-8707 will be accepted. Elections submitted by any other means, including hand delivery, interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. If you have any questions, please direct them to Carla Boren, our Vice President of Human Resources, by email at exchange@otonomy.com or by phone at (619) 323-2209.

This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange Certain Outstanding Stock Options for New Stock Options; (2) the launch email from OtonomyExchange@equitybenefits.com on behalf of David A. Weber, Ph.D., President and Chief Executive Officer, dated December 20, 2017, announcing the Offer; and (3) the election form attached to the launch email, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Otonomy’s Offer website at https://otonomy.equitybenefits.com, or by contacting Carla Boren, our Vice President of Human Resources, by email at exchange@otonomy.com or by phone at (619) 323-2209.